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SE 19007214

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MAR 04 2019

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECOBAN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 FIFTH AVENUE, SUITE 630
(No. and Street)

NEW YORK	NEW YORK	10175
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN P. DE GOT (212) 805-8303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARKOUH, FURMAN & FACCIO LLP
(Name – *if individual, state last, first, middle name*)

460 PARK AVENUE	NEW YORK	NEW YORK	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DMS

OATH OR AFFIRMATION

I, STEPHEN P. DE GOT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ECOBAN SECURITIES CORPORATION, as of DECEMBER 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PResident

Title

JANE E. VASILO
Notary Public, State of New Jersey
[illegible] 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ecoban Securities Corporation

Financial Statements

December 31, 2018

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

ECOBAN SECURITIES CORPORATION
DECEMBER 31, 2018

TABLE OF CONTENTS

FARKOUH
FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Ecoban Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ecoban Securities Corporation, as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ecoban Securities Corporation as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ecoban Securities Corporation's management. Our responsibility is to express an opinion on Ecoban Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ecoban Securities Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Farkouh Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

We have served as Ecoban Securities Corporation's auditor since 2001.

New York, New York
February 28, 2019

460 PARK AVENUE, NEW YORK, NY 10022 T. 212.245.5900 F. 212.586.3240 www.fffcpas.com

ECOBAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS:		
Cash	$	24,341
Fees receivable		45,487
Note and interest receivable - related party		72,524
Prepaid expenses		10,785
Deferred tax asset		24,929
TOTAL ASSETS	$	178,066

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	7,909
Commission payable		41,633
TOTAL LIABILITIES		49,542
COMMITMENTS		
STOCKHOLDER'S EQUITY:		
Common stock - $1 par value, 1,000 shares authorized, 103 shares issued and outstanding		103
Additional paid-in capital		172,382
Accumulated deficit		(43,961)
TOTAL STOCKHOLDER'S EQUITY		128,524
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	178,066

See Accompanying Notes to Financial Statements

ECOBAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Ecoban Securities Corporation, (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company receives service fees (1) when acting as a placement agent in the underwriting of offerings and (2) related to its participation in road shows on behalf of various businesses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition
Effective January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") and other associated standards. Under the new standards, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted the new standards on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of that date. The Company determined that the effect of adopting the new standards to its retained earnings as of January 1, 2018 was immaterial.

The following provides detailed information on the recognition of our revenues from contracts with customers:

Placement Agent Fees: The Company provides placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, follow-on offerings and equity-linked convertible securities transactions and structuring, underwriting and distributing public and private debt. Placement agent fees are recognized when the client obtains the control and benefit of the offering at that point. Costs associated with capital markets transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded, and are recorded on a gross basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

Service Fees: The service fees represent revenue resulting from consulting services including non-deal road shows and marketing materials. Fees from these advisory assignments are recognized in revenues when the services related to the underlying transaction are completed.

Information on Remaining Performance Obligations
The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. These performance obligations generally relate to the service fee income and are expected to be resolved within three months or less as of December 31, 2018.

Fees Receivable
The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Receivables related to revenues from contracts with customers amounted to $45,487 at December 31, 2018. The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2018.

Contract Costs
The Company does not incur any contract costs with the exception of those included in the contract and incurred by its registered representatives.

Income Taxes
The Company's tax year ends on March 31, 2019. It is projected that the year-to-date loss will be increased by a loss in the final quarter of the fiscal year. Accordingly, there is no tax liability recorded as of December 31, 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal, state and local income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized. The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Subsequent Events

The Company has evaluated subsequent events and transactions through February 28, 2019, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosure in the Company's financial statements.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK:

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2018, the amount in excess of insured limits was $0.

NOTE 4 - INCOME TAXES:

Federal net operating loss carryforwards of approximately $118,000 are available to the Company and will expire at various dates through fiscal 2039.

The Company's deferred income tax assets consist of net operating loss carryforwards. The Company did not record a valuation allowance against its deferred tax assets as the Company determined that it was more likely than not that the deferred tax assets will be realized in future periods based on future estimates of taxable income.

At December 31, 2018, the Company had no material unrecognized tax benefits. The Company recognizes interest and penalties in interest expense. As of December 31, 2018, the Company recorded no interest and penalties.

The Company files federal, state and local income tax returns in jurisdictions with varying statutes of limitations. The 2015 through 2018 tax years generally remain subject to examination by the respective tax authorities.

NOTE 5 - COMMITMENTS:

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2018, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 6 - RELATED PARTY TRANSACTIONS:

The Company received a promissory note from the trustee of its stockholder. The note bears interest at a rate of 3% per annum and is due on demand. As of December 31, 2018, the note receivable amounted to $72,524.

NOTE 7 - NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2018, the Company had net capital of $16,431, which was $11,431 in excess of its required net capital of $5,000. The Company's net capital ratio was 48.14%.

NOTE 8 - NON-CONFORMING SUBORDINATED BORROWINGS:

The Company has entered into subordination agreements with its registered representatives, whereby any commissions or concessions payable by the Company to the registered associated person are subordinated to the claims of general creditors and such subordination thereby excludes the registered associated person from being a "customer" under the Securities Investor Protection Act of 1970 to the extent of the subordination. The borrowings under subordination agreements for commission payable as of December 31, 2018 were $41,633.